May 9, 2008

Mail-Stop 4561

Mr. Richard E. Waugh
President and Chief Executive Officer
The Bank of Nova Scotia
44 King St. West, Scotia Plaza 8th Floor
Toronto, Ontario, Canada M5H 1H1

Re: The Bank of Nova Scotia
        Form 40-F (y/e October 31, 2007)
        Filed December 19, 2007
        File No. 001-31316

Dear Mr. Waugh:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you
may have about our comments or any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Form 40-F, filed December 19, 2007

Cover Page

1. We note you are using two Commission File Nos., 002-09048 and 001-31316.
    Please advise as to which is the appropriate number.

Exhibit 99.2 - Management's Discussion and Analysis

Overview, page 28

2.   We note that you recognized a pre-tax gain of $202 million with respect to the
        global restructuring of Visa Inc. We also note in the press release filed as an
        exhibit to your Form 6-K filed October 4, 2007, that you planned to obtain an
        independent valuation to recognize the amount of gain on the shares received in
        the Visa Inc. restructuring. Please address the following:

        •   Confirm whether you used an independent valuation report to determine the
            fair value of shares of Visa Inc. received in the absence of an active market for
            these shares, and if not, how you determined their fair value. In the event you
            used valuation models, please provide us with a comprehensive response
            which includes key assumptions made and valuation models employed;
        •   If you relied upon an independent valuation report, please tell us the range of
            per share values considered, the actual per share value assigned, and the
            justification for its selection from the range;
        •   Please tell us if you used different valuation methodologies for determining
            the fair value of shares received in the Visa Inc. restructuring, distinguishing
            between those mandatorily redeemable upon the IPO of Visa Inc. and those
            which are to be held;
        •   Tell us how you considered subsequent events related to the IPO of Visa Inc.
            (for instance, disclosure of the proposed offering range in Visa Inc.'s
            preliminary prospectus filed February 25, 2008) in determining whether or not
            to adjust the carrying value of these shares and recording any gains or losses
            in subsequent periods. If any gains or losses were recorded, please tell us the
            amount and the period in which these were recorded.

Off-balance Sheet Arrangements, page 42

3. Please consider the need to add disclosure in future filings, to address the risk that
    may result from failure to price properly the exposure to off-balance sheet vehicles
    that might need to be funded on the balance sheet precisely when it may become
    difficult or expensive to raise funds externally. In addition, address the risk that
    may result if you can not syndicate your holdings of leveraged loans due to reduced
    investor appetite for those assets when you can not cancel related funding
    commitments. What possible affect could result on the balance sheets? Please
    provide us supplementally with your view on how this is currently addressed in
    your filings.

4. Please consider the need in future filings, to disclose the amounts of revenue, expenses, and cash flows resulting from off-balance sheet arrangements, the nature and amount of interests retained, and the nature and amount of any contingent liabilities or obligations arising from such arrangements. See Item 303(a)(4)(i)(C) of Regulation S-K. Please provide us supplementally with your view on how this is currently addressed in your filings.

        *   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

· the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Michael Clampitt, Attorney-Advisor, at (202) 551-3434 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief